SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )(1)

                               BIB HOLDINGS, LTD.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   05546A 10 7
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                                 (CUSIP Number)

                                   Mark Binder
                                   Gail Binder
                               BIB Holdings, Ltd.
                              7409 Oak Grove Avenue
                             Las Vegas, Nevada 89117
                                 (702) -243-8809
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 15, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 05546A 10 7             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS                               Mr. Mark Binder
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS      Mrs. Gail Binder


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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizens
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                  7     SOLE VOTING POWER
                        Mr. Mark Binder:
                            1. 13,230,000 shares
                        Mrs. Gail Binder:
                            1. 24,420,000 shares (see response to item 5)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING             Mr. Mark Binder: 13,230,000
   PERSON               Mrs. Gail Binder: 24,420,000 (see response to item 5)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Mr. Mark Binder: 37,650,000
      Mrs. Gail Binder: 37,650,000 (see response to item 5)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Mr. Mark Binder: 61.1%
      Mrs. Gail Binder: 61.1% (see response to item 5)
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to shares of the common stock, par value $.001 per share, of BIB Holdings, Ltd., a Nevada Corporation (the "Company"). The Company has its principal executive offices at 7409 Oak Grove Avenue, Las Vegas, Nevada 89117.

Item 2. Identity and Background.

      This statement is being filed by:

      1. Mr. Mark Binder ("Mark"). Mark's principal occupation is retain fashion company owner. Mark is the Chairman of the Board of the Company and a majority owner of the Company. Mark's business address is 7409 Oak Grove Avenue, Las Vegas, Nevada 89117.

      2. Mrs. Gail Binder ("Gail"). Gail's principal occupation is retain fashion company owner. Gail is the Chief Executive Officer, director and majority owner of the Company. Gail's business address is 7409 Oak Grove Avenue, Las Vegas, Nevada 89117.

      During the past five years, Mark and Gail have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mark and Gail are both United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

      On August 15, 2003, pursuant to an Agreement and Plan of Merger, the Company (at that time known as Specialized Leasing, Inc.) issued 37,650,000 shares to Mark and Gail Binder in exchange for their 1,900 shares of Sassoon Group, Inc. ("Sassoon"), a Nevada corporation. The 1,900 shares represented 95% of the issued and outstanding shares of Sassoon. The breakdown of the shares are as follows:

     Mark Binder - 13,230,000 shares
     Gail Binder - 24, 420,000 shares

     Mark and Gail Binder are husband and wife.

Item 4. Purpose of Transaction.

      On August 15, 2003, pursuant to an Agreement and Plan of Merger, the Company (at that time known as Specialized Leasing, Inc.) issued 37,650,000 shares to Mark and Gail Binder in exchange for their 1,900 shares of Sassoon Group, Inc. ("Sassoon"), a Nevada corporation. The 1,900 shares represented 95% of the issued and outstanding shares of Sassoon.

Except as described above, Mark and Gail do not have any present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g)   Changes   in  the   Issuer's   charter,   by-laws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition or control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      On August 15, 2003, pursuant to an Agreement and Plan of Merger, the Company (at that time known as Specialized Leasing, Inc.) issued a total of 37,650,000 shares to Mark and Gail Binder in exchange for their 1,900 shares of Sassoon Group, Inc. ("Sassoon"), a Nevada corporation. The 1,900 shares represented 95% of the issued and outstanding shares of Sassoon. The breakdown of the shares are as follows:

     Mark Binder - 13,230,000 shares
     Gail Binder - 24, 420,000 shares

      Mark and Gail Binder are husband and wife. Gail Binder exercises no voting power and disclaims beneficial ownership to the 13,230,000 shares owned by Mark Binder. Mark Binder exercises no voting power and disclaims beneficial ownership to the 24,420,000 shares owned by Gail Binder.

      Under the rules and regulations of the Securities and Exchange Commission, as of January 27, 2004, Mark Binder and Gail Binder beneficially own 37,650,000 (61.1%) shares of the Company's common stock, which includes 13,230,000 shares owned by Mark Binder and 24, 420,000 shares owned by Gail Binder.

      The percentage of outstanding shares of common stock set out above are computed based on 61,662,800 shares of common stock outstanding as of January 27, 2004.

      During the period beginning 60 days prior to August 15, 2003 and through the date of filing of this statement, Mark and Gail did not enter into any transaction to purchase or sell the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mark and Gail Binder are husband and wife.

Item 7. Material to be Filed as Exhibits.

      None

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 30, 2004                       /s/ Mark Binder
                                       -----------------------------------------
                                       Mark Binder


                                       /s/ Gail Binder
                                       -----------------------------------------
                                       Gail Binder